Exhibit 1

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

News Release — April 20, 2010	TSX: PDL
10-11-NAP	NYSE Amex: PAL

North American Palladium to Acquire Vezza Gold Project from Agnico-Eagle

Toronto, Ontario — North American Palladium Ltd. (“NAP” or “the Company”) (TSX:PDL) (NYSE Amex:PAL) is pleased to announce that it has entered into a letter of intent to acquire the Vezza gold project in the Abitibi region in Quebec from Agnico-Eagle Mines Ltd. (“AEM”) for C$10 million, comprised of C$3.5 million in cash and C$6.5 million in shares.  A recent resource estimate prepared by Scott Wilson Roscoe Postle Associates Inc. (“RPA”) estimated that the property has 288,000 contained ounces of gold in the measured and indicated categories (see table below).  The transaction is subject to the approval of the TSX and is expected to close within 30 days.

“The acquisition of Vezza supports our strategy to increase gold production by leveraging our underutilized Sleeping Giant mill,” said William J. Biggar, President and Chief Executive Officer.  “With Vezza, we now have a sufficient number of projects in our pipeline that, if developed, could significantly increase production in our gold division.”

Vezza Project

Vezza is an advanced-stage exploration project situated 80 kilometres by paved road from NAP’s Sleeping Giant gold mine.  The Vezza gold deposit historically underwent extensive exploration of 85,000 metres of drilling, and substantial underground development.  The project, which has power at site, includes a three-compartment shaft with four underground levels down to a depth of 741 metres, a hoist, and surface and pollution control infrastructure.  An internal feasibility study was prepared by AEM in 1997, but the project was never put into production due to the absence of nearby milling facilities and relatively low gold prices at the time.

As part of its due diligence, NAP retained RPA to prepare a resource estimate in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), assuming US$1,000 gold and a 3 g/t cutoff grade.  The following table was prepared by RPA:

Resources	Tonnes	Grade (g/t)	Contained Ounces
Measured	193,000	6.0	37,600
Indicated	1,324,000	5.9	251,000
Total M&I	1,517,000	5.9	288,600
Inferred	754,000	5.0	121,500

1.               This mineral resource estimate was prepared by RPA as of February 23, 2010.

2.               M. Bernard Salmon, B.Sc., Eng. and M. Peter Peltz are each independent Qualified Persons within the meaning of NI 43-101 and authors for the RPA report.

3.               See Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources.

NAP intends to conduct further studies before making a decision on how best to advance the project.

Project Pipeline

The Vezza project significantly enhances NAP’s gold division, whose project pipeline also includes Discovery, Flordin and Dormex, all of which are within trucking distance of the Sleeping Giant mill.  An August 2008 scoping study on the Discovery project showed production of 44,000 ounces of gold per year over a four year mine life.  The Company recently filed an environmental impact study and applied for a mining lease to continue to advance Discovery towards development.  NAP recently announced (see April 6, 2010 news release) a first-time mineral resource estimate for its Flordin property, and is currently examining open pit scenarios.

Technical Information and Qualified Person

Michel Bouchard, P.Geo., Vice President, Exploration and Development for NAP, is the Qualified Person who supervised the preparation of this news release.  The NI 43-101 report on the Vezza project will be available at www.sedar.com within 45 days.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

About North American Palladium

NAP is a Canadian precious metals company focused on the production of palladium and gold in mining-friendly jurisdictions. Lac des Iles, the Company’s flagship mine, is one of North America’s two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, Lac des Iles has produced palladium since 1993. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both the Lac des Iles and Sleeping Giant mines, and is pursuing an aggressive exploration program aimed at increasing its reserves and resources in those areas. NAP trades on the TSX under the symbol PDL and on the NYSE Amex under the symbol PAL.  The Company’s common shares are included in the S&P/TSX Global Mining Index.

For further information please contact:

Camilla Bartosiewicz

Manager, Investor Relations and Corporate Communications

Telephone: 416-360-7971 Ext. 226

Email: camilla@nap.com

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “Measured”, “Indicated” and/or “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to the closing of this transaction, our future exploration, financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that the restart of the Lac des Iles mine may not proceed as planned, that the closing of the Vezza property may not be completed, that exploration properties may not be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. There can be no assurance that the Company’s Lac des Iles or Sleeping Giant mines will operate as expected, that other properties can be successfully developed or that the Vezza acquisition will be completed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.